Enphase Energy, Inc.

47281 Bayside Parkway

Fremont, CA 94538

March 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Timothy Buchmiller
Re:	Enphase Energy, Inc.
Registration Statement on Form S-3
File No. 333-228775
Request for Acceleration

Ladies and Gentlemen:

Reference is made to the letter request of Enphase Energy, Inc. (the “Company”) for acceleration of effectiveness of the above-captioned Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on March 18, 2019 pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-captioned Registration Statement effective until such time as the Company shall request.

If you have any questions, please contact Michael Penney of Arnold & Porter, counsel to the Company, at (212) 836-7426 or via email at michael.penney@arnoldporter.com.

Very truly yours,

ENPHASE ENERGY, INC.

By:	/s/ Eric Branderiz
Name: Eric Branderiz
Title: Vice President and Chief Financial Officer